

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2023

Sean Brynjelsen
President and Chief Executive Officer
Eton Pharmaceuticals, Inc.
21925 W. Field Parkway, Suite 235
Deer Park, IL 60010

>   **Re: Eton Pharmaceuticals, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed April 7, 2023**
>   **File No. 333-271196**

Dear Sean Brynjelsen:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Arzhang Navai at 202-551-4676 with any questions.

                                              Sincerely,

                                              Division of Corporation Finance
                                              Office of Life Sciences

cc: Geoffrey Morgan